December 28, 2020

Ms. Christina Fettig

Mr. Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Wells Fargo Funds Trust, File Nos. 333-251020 and 811-09253 (the “Registrant”)

Dear Ms. Fettig and Mr. Foor:

On behalf of the Registrant, I am responding to your comments delivered via telephone on December 17, 2020 and on December 21, 2020 to the registration statement initially filed November 30, 2020 on Form N-14, accession no. 0001081400-20-001351 (the “Registration Statement”).  The Registration Statement relates to the acquisition of the assets (merger) of the Wells Fargo Diversified International Fund (the “Target Fund”) by the Wells Fargo International Equity Fund (the “Acquiring Fund”) and includes a Prospectus/Information Statement (the “Prospectus/Proxy Statement”).

Disclosure Comments:

Comment 1:     On the Front Cover of the Prospectus/Information Statement, you asked that we bold the following sentences:  “The merger does not require approval by Target Fund shareholders.  We Are Not Asking You for a Proxy and You are Requested Not to Send Us a Proxy.”

Response 1:      The requested change has been made.

Comment 2:     You asked that we explain to the staff why approval by Target Fund shareholders is not required to complete the merger.

Response 2:      The Registrant submits that the Merger meets the requirements of Rule 17a-8 under the Investment Company Act of 1940 Rule 17a-8 for consummation with Board approval only and without Target Fund shareholder approval.

Comment 3:     On the Front Cover of the Prospectus/Information Statement, in the first bullet under the heading “Why has the Board of Trustees approved the merger?”, you asked that we clarify whether the elimination of duplicative fees and the reduction of associated operating costs is a benefit for the adviser, for Fund shareholders or both.

Response 3       The bullet has been removed.

Comment 4:     On the Front Cover of the Prospectus/Information Statement, in the third and fourth bullets under the heading “What do we believe are some key benefits of the proposed fund merger?” you asked that we revise the bullets to clarify the sub-advisers for both the Target Fund and the Acquiring Fund.

Response 4       The third bullet has been removed and the fourth bullet has been revised as requested.

Comment 5:     You requested that we bold all references to the Exhibits included in the Prospectus/Information Statement in order to highlight the Appendices to shareholders.

Response 5:      The requested change has been made.

Comment 6:     In the section entitled “INVESTMENT OBJECTIVE AND STRATEGY COMPARISON”, you requested that we include additional disclosure noting that the Target Fund is managed by three sub-advisers highlighting this as a difference in the management of the Funds.

Response 6:     The requested change has been made.

Comment 7:     In the section entitled “MANAGEMENT OF THE FUNDS”, you requested that in light of the multiple sub-advisers involved with the Target Fund, we consider revising the sentence “The Manager and sub-adviser of the Target Fund are the same as the Manager and sub-adviser of its Acquiring Fund.”

Response 7:     The sentence has been removed.

Comment 8:     In the section entitled “BOARD CONSIDERATIONS”, under the heading, “Overall Basis for Approval,” you noted that the disclosure states the Acquiring Fund had “stronger short-term performance” while the performance shown early in the document reflects that the Target Fund performed better than the Acquiring Fund for the one-year period ended 2019.  You asked that we clarify the disclosure.

Response 8:      The requested change has been made.

Accounting Comments:

Comment 1:     As required by the FAST Act, you requested that update the prospectus/proxy statement or prospectus/information statement and related Statement of Additional Information (“SAI”) to include hyperlinks for all documents incorporated by reference into the Registration Statement.

Response 1:      The requested update has been made.

Comment 2:     You requested that we update the cover page of the prospectus/information statement to include the semi-annual report for both the Target Fund and Acquiring Fund, as applicable, in the incorporation by reference.

Response 2:      The requested update has been made.

Comment 3:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you requested that we confirm that the “Annual Fund Operating Expenses” table reflects the current fees in accordance with Item 3 of Form N-14 for both the Acquiring Fund and the Target Fund.

Response 3:      As called for in Item 3 of Form N-14, we confirm that the fees contained in the Annual Fund Operating Expenses table reflect the current fees for both the Acquiring Fund and the Target Fund.

Comment 4:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you requested that we include additional footnotes to the “Annual Fund Operating Expenses” table describing the expense waivers currently in effect for both the Acquiring Fund and the Target Fund pre-merger.

Response 4.      The requested update has been made.

Comment 5:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you requested that we confirm that the contractual management fee waiver for the Acquiring Fund pre-merger included in the “Annual Fund Operating Expenses” table will be in effect for at least one year from the effective date of the Registration Statement.

Response 5:      We confirm that the Acquiring Fund’s pre-merger contractual management fee waiver will be in effect for at least one year from the effective date of the Registration Statement.

Comment 6:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you asked that we amend each footnote to the “Annual Fund Operating Expenses” table to include the actual management fee waiver rather than simply referring to the net annual fund operating expense number included in the table.

Response 6:      The requested change has been made.

Comment 7:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you asked that we update the disclosure in the introductory paragraph relating to the “Example of Fund Expenses” table to specify the length of the management fee waiver included in the calculation of each example of fund expense number provided.

Response 7:     The requested change has been made.

Comment 8:     In the section entitled ADDITIONAL INFORMATION REGARDING THE EXPENSE OF THE FUNDS, you asked that we update the disclosure to include the relevant comparative information for the Target Fund.

Response 8:     The requested change has been made.

Comment 9:     In the “Narrative Pro Forma Financial Statements” included in the SAI, you requested that we update the disclosure to include an additional Note relating to the “use of estimates.”

Response 9:     The requested update has been made.

Comment 10:   In the “Narrative Pro Forma Financial Statements” included in the SAI, you asked that we consider including additional detail in basis points (bps) relating to the expense adjustments expressed in dollars.

Response 10:    We respectfully decline to make the change.

Comment 11:   In the “Narrative Pro Forma Financial Statements” included in the SAI, you asked that we consider including detailed information relating to the anticipated costs of the reorganization.

Response 11:    As disclosed in the Registration Statement, Wells Fargo Funds Management, LLC (“Funds Management”) or its affiliates will bear all expenses incurred in connection with the merger (other than brokerage and transaction costs associated with the sale or purchase of portfolio securities in connection with the merger). As such, we respectfully decline to make this change.

Comment 12:   In the section entitled MANAGEMENT OF THE FUNDS, you asked that we include comparative disclosure regarding investment managers and sub-advisors for both the Target and Acquiring Funds.

Response 12:    The requested change has been made.

Comment 13:   In the section entitled TAX INFORMATION, you asked that we consider including additional detail regarding the expected costs of repositioning by expressing the identified costs in basis points (bps).

Response 13:    The requested change has been made.

Comment 14:   In the section entitled TAX INFORMATION, you asked that we confirm the disclosure relating to capital gains generated from securities sales being fully offset by realized losses in the Target Fund’s portfolio.

Response 14:    The disclosure has been confirmed.

Comment 15:   In the section entitled MANAGEMENT OF THE FUNDS, you requested that we confirm the management fee paid by the Acquiring Fund after management fee waivers.

Response 15:    The figure has been updated.

Comment 16:   In the section entitled MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, under the sub-section entitled “Distribution of Income and Gain”, you asked that we consider amending the disclosure to be match more closely the disclosure in the Tax Information Section earlier in the Prospectus/Information Statement.

Response 16:    The requested change has been made.

Comment 17:   In the section entitled MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, under the sub-section entitled “Distribution of Income and Gain”, you asked that we include detail regarding the amount of capital loss carryforwards potentially subject to limitation on use following the merger.

Response 17:    The requested change has been made.

Comment 18:   In relation to the earlier comment to incorporate by reference both the Target and Acquiring Fund’s semi-annual report, you requested that we include a reference to the Target Fund’s semi-annual report in the SAI to the Prospectus/Information Statement.

Response 18:    The requested change has been made.

Comment 19:  In the “Narrative Pro Forma Financial Statements” contained in the SAI, you asked that we include disclosure relating to the expected security sales described earlier in the Prospectus/Information Statement.

Response 19:    The requested change has been made.

Comment 20:  In the “Narrative Pro Forma Financial Statements” contained in the SAI, you asked that we confirm the disclosure referencing a projected decrease in management fees is expected to result from the merger.

Response 20:    The disclosure has been confirmed.

Comment 21:   In light of SEC staff guidance relating to transactions involving multiple Target Funds merging into the same Acquiring Fund, you requested that we include pro forma expense information, pro forma capitalization information and a narrative pro forma financial statement that reflects the effect of both the Target Fund and the Wells Fargo International Value Fund merging into the Acquiring Fund.

Response 21:    The pro forma expense information has been updated to include both possible outcomes; the Target Fund merging into the Acquiring Fund as well as the Target Fund and Wells Fargo International Value Fund merging into the Acquiring Fund.  The pro forma capitalization information and the pro forma financial statements reflect the combination of both the Target Fund and Wells Fargo International Value Fund into the Acquiring Fund.

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The Registrant filed an amended Registration Statement including a definitive Prospectus/Information Statement on December 28, 2020. Such filing incorporated your comments, where applicable, as outlined in this letter, and made other non-material changes.  As outlined in the cover letter contained in the filing, we respectfully request effectiveness of the Registration Statement for December 30, 2020.

Please feel free to call me at (617) 571-3275 if you have any questions or comments in this matter.

Sincerely,

/s/ Maureen E. Towle

Maureen E. Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC